August 25, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Matthew Crispino, Staff Attorney

Re:	LookSmart Group, Inc.
Registration Statement on Form 10-12G
Filed May 4, 2015
File No. 000-55440

Dear Mr. Crispino:

LookSmart Group, Inc. (the “Company”) hereby submits its response to Question 2 raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated May 19, 2015 (the “Comment Letter”) relating to the Company’s Registration Statement on Form 10-12G. Please note that based on conversations with the staff, we have not addressed comment #1 as the staff has advised that we can use a Form 10. Accordingly, we have a re-filed an updated Form 10-12G.

For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment, with the Company’s responses being numbered to correspond to the Staff’s comments.

General

2. It appears that the notes to your financial statements include duplicated information within your discussion of stock based compensation, beginning on page 74, and omit income tax information required by ASC 740-10-50, within Note 8 to your financial statements. As such, it is unclear whether or not you have provided complete audited financial statements as required by Rule 8-01 of Regulation S-X. In addition, we note that the audited financial statements provided are identical to those of LookSmart, Ltd. In light of the fact that LookSmart, Ltd. formed LookSmart Group, Inc. and transferred all of the business, assets and liabilities to LookSmart Group, Inc., it is unclear how the equity of LookSmart Group, Inc., as currently presented in the consolidated statements of stockholders equity and balance sheets, would continue to be identical to that of LookSmart, Ltd. Therefore, we will not undertake a review of the related financial statements until the revisions are completed and we are assured that both the form and content of the financial statements provided meet the requirements within Rule 8-01 of Regulation S-X as well as appropriately reflect all of the transactions associated with the spin-off.

Response 2:

The Company has reviewed the financial statements and notes to the financial statements contained in its Registration Statement on Form 10-12G originally filed with the Commission on May 19, 2015. The Company has structured its response in segments corresponding to the issues raised by Question 2 above.

Duplicated Information

The Company acknowledges that the notes to the financial statements included duplicated information within the discussion of stock based compensation, beginning on page 74. The duplicated information has been removed in the Form 10-12G filed simultaneously hereto.

Complete Audited Financial Statements

The Staff raised the question of whether the Company has provided complete audited financial statements as required by Rule 8-01 of Regulation S-X. The Staff’s noted the omission of certain income tax information required by ASC 740-10-50, which should be provided in Note 8 to the financial statements. The Company communicated with its auditor about this matter, and the auditor has revised Note 8 of the financial statements to include the missing information. Please see the financial statements contained within the simultaneously filed Form 10-12G.

Financial Statements Identical to LookSmart, Ltd.

The Staff noted that the financial statements contained in the Company’s registration statement on Form 10-12G are identical to those of LookSmart, Ltd., and asked how this could be the case given that LookSmart, Ltd. formed LookSmart Group, Inc. and transferred all the business. assets and liabilities to LookSmart Group, Inc. The Staff highlighted the question of how the equity of LookSmart Group, Inc., as presented in the consolidated statements of stockholders’ equity and balance sheets, could be identical to that of LookSmart, Ltd.

The Company notes that the information statement contains the following preamble to the financial statements:

This information statement describes the assets to be transferred to us by LS in the separation as if the transferred assets were our business for all historical periods described. References in this information statement to our historical assets, liabilities, products, businesses or activities of our business are generally intended to refer to the historical assets, liabilities, products, businesses or activities of the transferred businesses as the businesses were conducted as part of LS and its subsidiaries prior to the separation.

The Company believes it is appropriate to provide identical financial information, because the Company acquired all the assets, operations and liabilities of LookSmart, Ltd. The Company was formed by LookSmart, Ltd. in anticipation of spinning out the shares of LookSmart Group, Inc. Each shareholder of LookSmart, Ltd. received one share of the Company for every share of LookSmart, Ltd. held. For this reason, the equity, in addition to the financial information, is identical to that of LookSmart, Ltd.

Based on this comment and changes to the Company’s corporate structure relating to the amended Assignment and Assumption Agreement between the Company and LookSmart, the Company has filed revised financial statements as part of its new Registration Statement on Form 10-12G filed simultaneously hereto.

Should you have any questions regarding the foregoing, please do not hesitate to contact Arthur Marcus, Jay Kaplowitz or Jennifer Rodriguez, counsel for the undersigned at (212) 930-9700.

Yours truly,

\s\ Michael Onghai
Michael Onghai

cc: Sichenzia Ross Friedman Ference LLP